Exhibit 99.92

Consent of Michael L. Pegnam

Registration Statement on Form 40-F

Torex Resources Inc.

I, Michael L. Pegnam, consent to the following in connection with the Registration Statement on Form 40-F (“Registration Statement”) of Torex Resources Inc.:

(i)

the quotation, inclusion or summary of those sections/subsections prepared by me of the technical report titled “ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study” with an effective date of March 16, 2022; and

(ii)	the use of and reference to my name in connection with such sections/subsections;

in each case above, where used or incorporated by reference into the Registration Statement and exhibits thereto.

/s/ Michael L. Pegnam
Michael L. Pegnam, PE (AZ, NM, CA)

Dated: November 5, 2026